Exhibit 99.15

Execution Copy

SUPPLY AGREEMENT

between

Eisai Inc.

and

Concordia Pharmaceuticals Inc.

Dated as of September 30, 2014

TABLE OF CONTENTS

ARTICLE 1	DEFINITIONS	1

1.1	Certain Defined Terms	1
1.2	Construction	5

ARTICLE 2	MANUFACTURE, PURCHASE AND SALE OF PRODUCT	6

2.1	Supply	6
2.2	Forecasts	6
2.3	Purchase Orders	6
2.4	Failure or Inability to Supply Supplied Product	7
2.5	Changes in Purchase Orders	8
2.6	Delivery	8
2.7	Rejected Goods/Shortages	8
2.8	Manufacturing Changes	9
2.9	Materials	10
2.10	Labeling	11
2.11	Seller Subcontracting of Manufacture	11
2.12	Technology Transfer	11
2.13	Limited License	12
2.14	Supply of 50mg Dosage Strength	12

ARTICLE 3	PRICING AND PAYMENT	12

3.1	Pricing	12
3.2	Payment	13

ARTICLE 4	QUALITY ASSURANCE, ACCESS AND REGULATORY MATTERS	14

4.1	Testing; Certificate of Analysis	14
4.2	Records	14
4.3	Regulatory Compliance	14
4.4	Access to Facilities	15
4.5	Quality Agreement	15

ARTICLE 5	PRODUCT RECALLS	15

5.1	Product Recalls	15
5.2	Disputes	16

ARTICLE 6	REPRESENTATIONS AND WARRANTIES	16

6.1	Warranties of Seller	16
6.2	Warranties of Buyer	16

ARTICLE 7	CONFIDENTIALITY	17

7.1	Confidentiality Obligations	17

ARTICLE 8	LIMITATION OF LIABILITY, INDEMNIFICATION AND INSURANCE	17

8.1	Indemnification of Seller	17
8.2	Indemnification of Buyer	17
8.3	Indemnification Procedures	18
8.4	Limitation on Damages and Liability	18
8.5	Insurance	19

ARTICLE 9	TERM AND TERMINATION	19

9.1	Term	19
9.2	Early Termination	19
9.3	Consequences of Termination	20
9.4	Accrued Rights; Surviving Obligations	20

ARTICLE 10	CORPORATE NAMES	21

10.1	Grants	21
10.2	Markings	21
10.3	Use of the Corporate Names	21
10.4	Approval Procedures	23
10.5	Registration, Enforcement and Defense of Seller Corporate Names	23
10.6	Registration, Enforcement and Defense of Buyer Corporate Names	23
10.7	No Implied Rights	24

ARTICLE 11	MISCELLANEOUS	24

11.1	Force Majeure	24
11.2	Assignment	24
11.3	Severability	25
11.4	Dispute Resolution	25
11.5	Governing Law, Jurisdiction, Venue and Service	25
11.6	Notices	26
11.7	Amendment	27
11.8	English Language	27
11.9	Equitable Relief	27
11.10	Waiver and Non-Exclusion of Remedies	28
11.11	No Benefit to Third Parties	28
11.12	Expenses	28
11.13	Further Assurance	28
11.14	Relationship of the Parties	28
11.15	Counterparts	28
11.16	Entire Agreement	28

- ii -

SCHEDULES
Schedule 1.1.9	Buyer Corporate Names
Schedule 1.1.28	Minimum Batch Quantities
Schedule 1.1.41	Seller Corporate Names
Schedule 1.1.43	Specifications
Schedule 3.1	Purchase Price

- iii -

SUPPLY AGREEMENT

This Supply Agreement (this “Agreement”) is made and entered into effective as of September 30, 2014 (the “Effective Date”) by and between Eisai Inc., a Delaware corporation (“Seller”), and Concordia Pharmaceuticals Inc., an international business company incorporated under the Laws of Barbados (“Buyer”). Seller and Buyer are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Seller and Buyer are parties to that certain Asset Purchase Agreement, dated as of September 3, 2014 (the “Asset Purchase Agreement”), pursuant to which Buyer is purchasing from Seller certain assets related to the Product (as defined in the Asset Purchase Agreement) in the Buyer Territory;

WHEREAS, Buyer desires to engage Seller to Manufacture the Supplied Product for Buyer on the terms and conditions set forth herein; and

WHEREAS, Seller wishes to Manufacture the Supplied Product for Buyer on the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual promises and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Certain Defined Terms. Unless otherwise specifically provided herein, the following terms shall have the meaning set forth in this Section 1.1. Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Asset Purchase Agreement.

1.1.1 “Agreement” has the meaning set forth in the preamble hereto.

1.1.2 “API” means the active pharmaceutical ingredient zonisamide.

1.1.3 “API Purchase Price” means, at any time, the price payable to Dainippon for API pursuant to the Dainippon License Agreement at such time.

1.1.4 “Asset Purchase Agreement” has the meaning set forth in the first recital hereto.

1.1.5 “Breaching Party” has the meaning set forth in Section 9.2.1.

1.1.6 “Bulk Product” means the Product in unfinished capsule form.

1.1.7 “Bulk Product Purchase Price” means the purchase price payable hereunder for Bulk Product, to be set forth in Schedule 3.1 upon the expiration of the Finished Product Term pursuant to the terms of this Agreement and adjusted from time to time in accordance with this Agreement.

1.1.8 “Buyer” has the meaning set forth in the preamble hereto.

1.1.9 “Buyer Corporate Names” means the corporate names and other Trademarks and logos identified on Schedule 1.1.9 and such other corporate names or other Trademarks and logos that Buyer uses to identify itself or any of its Affiliates as Buyer may designate to Seller in writing from time to time.

1.1.10 “Buyer Intellectual Property” means (a) any data, information and know-how that (i) is not generally known, (ii) is Controlled by Buyer or its Affiliates as of the Effective Date or during the Term, and (iii) is necessary or useful for Seller to Manufacture the Supplied Product hereunder; (b) all Trademarks Controlled by Buyer used in the Manufacture or Exploitation of the Product, including the Buyer Corporate Names; and (c) the Licensed Trademarks.

1.1.11 “Complaining Party” has the meaning set forth in Section 9.2.1.

1.1.12 “Contract Year” means the 12 month period during the Supply Term commencing on January 1 and ending on December 31 of each calendar year; provided, however that the first Contract Year shall be the period beginning on the Effective Date and ending on December 31st in the calendar year in which the Effective Date occurs and the last Contract Year shall be the period beginning on January 1 and ending on the effective date of expiration or termination of this Agreement.

1.1.13 “Discretionary Manufacturing Changes” has the meaning set forth in Section 2.8.3.

1.1.14 “Dispute” has the meaning set forth in Section 11.4.

1.1.15 “Effective Date” has the meaning set forth in the preamble hereto.

1.1.16 “Finished Product” means the Product in finished, packaged form.

1.1.17 “Finished Product Purchase Price” means the purchase price payable hereunder for Finished Product, as set forth in Schedule 3.1 and adjusted from time to time in accordance with this Agreement

1.1.18 “Finished Product Term” means the period beginning on the Effective Date and ending on the earliest to occur of (a) the third anniversary of the Effective Date, provided, that the Finished Product Term shall automatically renew for successive one- year periods unless terminated by either Party upon at least 12 months prior written notice to the other Party, (b) the termination of this Agreement pursuant to Section 9.2 and (c) the date that is six months following delivery of a Packaging Transfer Notice by Seller or Buyer to the other Party.

1.1.19 “Firm Forecast” has the meaning set forth in Section 2.2.

1.1.20 “Forecast” has the meaning set forth in Section 2.2.

1.1.21 “Initial API Order” means the first purchase order for API submitted by Seller after the Effective Date that covers API that will be used in Supplied Product.

1.1.22 “Manufacturing Changes” means Discretionary Manufacturing Changes and Required Manufacturing Changes.

1.1.23 “Manufacturing Cost” means the actual Manufacturing costs incurred by Seller for the applicable Supplied Product, including for packaging, labeling, material, labor, testing, process support, reprocessing, retesting, and Manufacturing overhead associated with such Supplied Product (as determined in accordance with Seller’s accounting policies consistently applied).

1.1.24 “Manufacturing Technology” means any data, information and know-how that (a) is not generally known, (b) is Controlled by Seller or its Affiliates as of the Effective Date or during the Term, and (c) is necessary or useful for Seller to Manufacture the Supplied Product hereunder; provided, that if any such data, information or know-how included in Manufacturing Technology becomes publicly disclosed (other than as a result of any disclosure by Buyer in breach of its obligations under Section 5.4 of the Asset Purchase Agreement or Article 6 of the License Agreement), such data, information or know-how shall no longer be deemed Manufacturing Technology.

1.1.25 “Manufacturing Technology Transfer Notice” has the meaning set forth in Section 2.12.2.

1.1.26 “Markings” has the meaning set forth in Section 10.2.

1.1.27 “Materials” means all API, excipients, components, labeling and packaging materials and other materials required to Manufacture the Product.

1.1.28 “Minimum Batch Quantity” means Seller’s then-current minimum batch size of one full lot quantity of Supplied Product, which as of the Effective Date is set forth on Schedule 1.1.287.

1.1.29 “Notice Period” has the meaning set forth in Section 9.2.1.

1.1.30 “Packaging Technology” means the Manufacturing Technology that is necessary or useful for the packaging and labeling of the Product in bulk form into Finished Product.

1.1.31 “Packaging Technology Transfer Notice” has the meaning set forth in Section 2.12.1.

1.1.32 “Packaging Transfer Notice” means a written notice by Seller or Buyer to the other Party stating the delivering Party’s intention to terminate Seller’s supply of Finished Product and commence Seller’s supply of Bulk Product, in each case, pursuant to this Agreement.

1.1.33 “Party” and “Parties” each has the meaning set forth in the preamble hereto.

1.1.34 “PPI” means the Producer Price Index for Finished Goods, Pharmaceutical Preparations, as it appears in the periodical PPI Detailed Report as published by the Bureau of Labor Statistics of the United States Department of Labor and using the latest version of data published as of the date of adjustment.

1.1.35 “Product” means any pharmaceutical product containing zonisamide approved by the FDA pursuant to the U.S. Regulatory Approval and commercialized in the Buyer Territory prior to the Closing by Seller under the Trademark ZONEGRAN®.

1.1.36 “Product Labeling” means, with respect to the Buyer Territory, (a) the Governmental Authority-approved full prescribing information for the Product for such country, including any required patient information and (b) all labels and other written, printed or graphic matter upon any container, wrapper or any package insert utilized with or for the Product.

1.1.37 “Product Purchase Price” means the Bulk Product Price for Bulk Product and the Finished Product Purchase Price for Finished Product, as applicable.

1.1.38 “Purchase Order” means a written purchase order in a form agreed upon by the Parties and consistent with the terms of this Agreement, that sets forth, with respect to the period covered thereby, (a) the quantity (which shall be the applicable Minimum Batch Quantity or whole multiples thereof) and types of Supplied Product (including the applicable NDC) to be delivered by Seller to Buyer and (b) the required delivery dates therefor.

1.1.39 “Required Manufacturing Changes” has the meaning set forth in Section 2.8.2.

1.1.40 “Seller” has the meaning set forth in the preamble hereto.

1.1.41 “Seller Corporate Names” means the corporate names and other Trademarks and logos identified on Schedule 1.1.41 and such other corporate names or other Trademarks and logos that Seller uses to identify itself or any of its Affiliates as Seller may designate to Buyer in writing from time to time.

1.1.42 “Seller Labeled Product” means the Product sold or distributed prior to the Effective Date and the Purchased Inventory.

1.1.43 “Specifications” means the written specifications (including labeling specifications) as set forth on Schedule 1.1.43, and the quality control testing procedures for the Supplied Product, each as amended or supplemented in accordance with Section 2.8.

1.1.44 “Sublicensee” means a Third Party that is granted a sublicense by Buyer or Seller under a grant in Section 10.1, as provided in such Section.

1.1.45 “Supplied Product” means (a) during the Finished Product Term, Finished Product and (b) thereafter, Bulk Product.

1.1.46 “Technology Recipient” has the meaning set forth in Section 2.12.

1.1.47 “Term” has the meaning set forth in Section 9.1.

1.1.48 “Testing Laboratory” has the meaning set forth in Section 2.7.2.

1.1.49 “Third Party” means any Person other than Seller, Buyer and their respective Affiliates.

1.1.50 “Third Party Claim” has the meaning set forth in Section 8.1

1.2 Construction. Except where the context otherwise requires, wherever used, the singular includes the plural, the plural the singular, the use of any gender shall be applicable to all genders and the word “or” is used in the inclusive sense (and/or). The captions of this Agreement are for convenience of reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement. The term “including’’ and “include” and variations thereof shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The language of this Agreement shall be deemed to be the language mutually chosen by the Parties and no rule of strict construction shall be applied against any Party. Unless otherwise specified or where the context otherwise requires, (a) references in this Agreement to any Article, Section or Schedule are references to such Article or Section of or Schedule to this Agreement; (b) references in any Section to any clause are references to such clause of such Section; (c) “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (d) references to a Person are also to its permitted successors and assigns; (e) references to a Law include any amendment or modification to such Law and any rules or regulations issued thereunder, in each case, as in effect at the relevant time of reference thereto; (f) references to any agreement, instrument or other document in this Agreement refer to such agreement, instrument or other document as originally executed or, if subsequently amended, replaced or supplemented from time to time, as so amended, replaced or supplemented and in effect at the relevant time of reference thereto; (g) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if” and (h) references to monetary amounts are denominated in U.S. dollars.

ARTICLE 2

MANUFACTURE, PURCHASE AND SALE OF PRODUCT; ADDITIONAL SERVICES

2.1 Supply. Subject to the terms and conditions of this Agreement, during the Term, Seller agrees to Manufacture and sell to Buyer, and Buyer agrees to purchase from Seller, except as otherwise provided in Section 2.4.1, all of Buyer’s requirements for the Supplied Product for sale or distribution by Buyer solely in the Buyer Territory in accordance with the terms and conditions of the Asset Purchase Agreement and License Agreement. Buyer shall not purchase, or permit any Affiliate to purchase, the Product for (re)sale from any supplier other than Seller.

2.2 Forecasts. On the Effective Date, Buyer shall provide Seller with a written good faith forecast estimating Buyer’s monthly requirements for Supplied Product (in multiples of Seller’s Minimum Batch Quantities) during the then-current calendar month and each of the succeeding 24 calendar months thereafter. Thereafter, not later than 30 days prior to the commencement of each subsequent calendar quarter during the Term, Buyer shall provide Seller with a rolling 24-calendar month forecast for the Supplied Product that covers the succeeding 24-calendar month period (or the period until the expiration of the Term, as applicable, if shorter), with the forecast for all 24 months to be provided on a monthly basis and further broken down by type of Supplied Product (including relevant NDC) and number of units of each type of Supplied Product (each such 24-calendar month forecast, a “Forecast”). Each Forecast (and ultimate Purchase Order) shall not exceed the upper or lower quantities by more than the following: (a) for the first through sixth months of the applicable Forecast (and ultimate Purchase Orders), +/- 0%; (b) for the seventh through ninth months of the applicable Forecast: +/[REDACTED]; and (c) for the 10th through 24th months of the applicable Forecast: +/[REDACTED]. The +/- [REDACTED] deviation allowance for the seventh through ninth month Forecast and the +/- [REDACTED] deviation allowance for the 10th through 24th month Forecast shall set out the ultimate limit for changes in subsequent Forecasts and Purchase Orders. The first six calendar months of each Forecast shall be a “Firm Forecast” and shall represent a binding commitment of Buyer to purchase the quantities and types of Supplied Product included therein. Otherwise, except as set forth in Section 2.3.1 and Section 2.3.2 with respect to Purchase Orders and Firm Forecasts, a Forecast shall not be binding on either Party.

2.3 Purchase Orders.

2.3.1 At least 180 days prior to the first day of each calendar month during the Term, Buyer shall submit to Seller via email ([REDACTED]), facsimile ([REDACTED]) or hard copy (Eisai Inc., [REDACTED], sent to the attention of “Plant Planner,” a Purchase Order for the Supplied Product to be delivered to Buyer during such calendar month; provided, that the initial Purchase Order shall (a) be submitted to Seller within 10 Business Days following the Effective Date, (b) cover the period from the Effective Date until six months thereafter, and (c) include in the Supplied Product ordered therein all Supplied Product to be produced by Seller during the six months following the Effective Date pursuant to Seller’s manufacturing plan as of the Effective Date. All quantities of Supplied Product ordered by Buyer shall be in Minimum Batch Quantities or whole multiples thereof.

2.3.2 The quantity of Supplied Product specified in any Purchase Order for delivery in any calendar month shall not be [REDACTED], of the quantities of the Supplied Product set forth in the Firm Forecast applicable for such calendar month (other than, as applicable, the initial Purchase Order contemplated under Section 2.3.1). If Buyer submits a Purchase Order that requires Seller to Manufacture more than [REDACTED] of the quantities of Supplied Product set forth in the most recent Firm Forecast Seller shall exercise commercially reasonable efforts to Manufacture such excess Supplied Product but shall not be liable for its inability to do so.

2.3.3 Except with respect to the initial Purchase Order, Buyer hereby acknowledges and agrees that the lead time on all Purchase Orders is at least 180 days. In the event of any change to the Product Labeling pursuant to Section 2.9, the lead time for any Purchase Orders for Supplied Product with such changed Product Labeling shall be 180 days after the date on which Buyer provides to Seller master labeling specification documents, electronic graphic files and hard-copy proofs of labeling, and other printed materials reflecting such change reasonably requested by Seller.

2.3.4 Subject to the terms hereof, Seller shall accept each submitted Purchase Order that complies with this Section 2.3 and Seller shall be obligated to Manufacture and deliver the specified types and quantities of Supplied Product in accordance with the delivery schedule set forth in each accepted Purchase Order; provided, that if Seller delivers at least [REDACTED] of the quantity of Supplied Product set forth in a Purchase Order within [REDACTED] Business Days of the required delivery date set forth therein, Seller shall be deemed to have fully performed its obligations with respect to such Purchase Order. In the event that the quantity of Supplied Product delivered by Seller differs from the quantity requested in the applicable Purchase Order, Buyer shall pay Seller for the quantity of Supplied Product delivered rather than the quantity requested in the Purchase Order to the extent that the quantity delivered is not less than [REDACTED] nor more than [REDACTED] of the quantity requested in the Purchase Order.

2.4 Failure or Inability to Supply Supplied Product.

2.4.1 Seller shall promptly notify Buyer in writing if at any time Seller has reason to believe that Seller will not be able to (a) fill a Purchase Order for Supplied Product in accordance with the delivery schedule specified therein by Buyer and pursuant to the terms and conditions of this Agreement and the Quality Agreement or (b) supply Supplied Product to Buyer in satisfaction of the most recent Firm Forecast, which notice in either case shall provide Buyer with information on the extent of the expected shortfall of supply. Upon such notice of a supply problem, or in any event upon Seller’s failure to satisfy, within the delivery time frame specified by Buyer in a Purchase Order, a portion of the Supplied Product ordered by Buyer in compliance with this Agreement and the Quality Agreement, Buyer may procure replacement Product from a Third Party source.

2.4.2 Notwithstanding anything to the contrary herein, the remedies set forth in this Section 2.4 shall be Buyer’s sole and exclusive remedy with respect to any failure of Seller to supply Supplied Product in accordance with this Agreement.

2.5 Changes in Purchase Orders. Purchase Orders may be amended only by mutual agreement of the Parties; provided, that Seller shall exercise its commercially reasonable efforts to comply with proposed amendments to Purchase Orders that Buyer may request after sending a Purchase Order to Seller; provided, further, that Seller shall not be liable in any way for its inability to do so.

2.6 Delivery. Seller shall deliver or arrange for delivery of Supplied Product purchased by Buyer to a carrier designated by Buyer in the applicable Purchase Order hereunder (provided that such designated carrier shall be approved by Seller, such approval not to be unreasonably withheld, conditioned or delayed), [REDACTED] Seller’s (or, as the case may be, its Affiliate’s or designated Third Party’s) Manufacturing plant or warehouse. For the sake of clarity, (a) delivery shall occur [REDACTED], and (b) all shipping costs (including any and all related insurance costs and import taxes, duties and tariffs) associated with the delivery of Supplied Product hereunder (whether shipped from Seller’s or, as the case may be, its Affiliate’s or designated Third Party’s Manufacturing plant or warehouse) shall be paid by Buyer. Each delivery of Supplied Product shall be accompanied by a certificate of analysis as provided in Section 4.1 and such other documents as shall be required by the Quality Agreement.

2.7 Rejected Goods/Shortages.

2.7.1 Notice; Replacement. Buyer shall notify Seller in writing of (a) any claim relating to Supplied Product that, as of the time of delivery thereof, fails to conform to the applicable Specifications (excluding non-conformity relating to (i) Seller’s incorporation of any change to the Specifications or Manufacturing Changes requested by Buyer or (ii) packaging or labeling of the Supplied Product supplied by or prepared at the direction of Buyer in accordance with Section 2.10), or (b) any shortage in quantity of any shipment of the Supplied Product, in each case as soon as reasonably practicable, but not later than [REDACTED] days following delivery of such Supplied Product in the case of patent defects and, in the case of latent defects, not later than [REDACTED] days from Buyer’s discovery of a latent defect that was not detectable through Buyer’s customary and reasonable inspection. If the Parties agree that the Supplied Product fails to conform to the applicable Specifications or that there is a shortage, then [REDACTED]

2.7.2 Disputes. If Seller disagrees with Buyer’s claim that any Supplied Product fails to meet the applicable Specifications as of the time of delivery, representatives of Seller and Buyer shall attempt to resolve such dispute in good faith. If the representatives cannot resolve such dispute within [REDACTED] days, a sample of the applicable Supplied Product shall be submitted by Seller and Buyer to an independent testing laboratory or other appropriate expert mutually acceptable to the Parties (the “Testing Laboratory”) for evaluation against the applicable Specifications and the test results obtained by the Testing Laboratory shall be final and controlling, absent manifest error. The fees and expenses of the Testing Laboratory shall be borne by Buyer if the Testing Laboratory confirms that the applicable Supplied Product conforms to the applicable Specifications and otherwise by Seller. [REDACTED]

2.7.3. Costs and Expenses: Disposal. [REDACTED]

2.7.4 Exclusive Remedy. Notwithstanding anything to the contrary herein but subject to Section 2.4 (if Seller providing nonconforming Supplied Product results in an inability to supply under Section 2.4) and Section 5.1, the provisions of this Section 2.7 shall be the sole and exclusive remedy available to Buyer with respect to nonconforming Supplied Product.

2.8 Manufacturing Changes.

2.8.1 Change to Specifications Generally. In the event of a proposed change by either Party in the Specifications during the Term with respect to the Supplied Product, the proposing Party shall promptly notify the other Party of the proposed change and shall provide the other Party with documentation in support of such proposed change. Within a period of 30 Business Days from receipt of such notice, the Parties shall initiate review and comment on such proposed change. Seller and Buyer shall cooperate in good faith to design a plan to resolve any Supplied Product supply issues that may result from changes in the Specifications, and no change will be made without the written mutual agreement of both Parties (such agreement not to be unreasonably withheld, conditioned or delayed) except as required by applicable Law.

2.8.2 Required Manufacturing Changes. Each Party shall give the other Party reasonable written notice prior to any changes to the process of Manufacturing Supplied Product for sale in the Buyer Territory that are required by cGMP or other applicable Law (collectively, “Required Manufacturing Changes”). The Party required by cGMP or other applicable Law to make Required Manufacturing Changes shall use commercially reasonable efforts to carry out such Required Manufacturing Changes and the other Party shall, where required, reasonably assist in carrying out such changes.

2.8.3 Discretionary Manufacturing Changes. Seller may, upon reasonable advanced notice to Buyer [REDACTED] make changes to the process of Manufacturing of Supplied Product other that Required Manufacturing Changes (collectively, “Discretionary Manufacturing Changes”) [REDACTED] Buyer may request Discretionary Manufacturing Changes and if Seller agrees (in its reasonable discretion) to make any such Discretionary Manufacturing Changes, Seller will provide the estimated cost and time of implementing any such Discretionary Manufacturing Changes to Buyer along with the terms on which Seller would be willing to make such Discretionary Manufacturing Changes. Upon Buyer’s written acceptance of such cost and time estimate, the Parties shall cooperate in making such Discretionary Manufacturing Changes and Seller shall use commercially reasonable efforts to implement such Discretionary Manufacturing Changes as requested by Buyer.

2.8.4 Regulatory Approvals. If a change is made to the Specifications or Manufacturing process for the Supplied Product, then prior to the implementation of such change Buyer shall (a) submit all supplemental applications or reports to Governmental Authorities with respect to the Product, if required, to reflect such change, (b) obtain all approvals required by Governmental Authorities (including required Regulatory Approvals) with respect to such change and (c) promptly provide copies of the materials referenced in clauses (a) and (b) to Seller. Seller shall reasonably cooperate with Buyer in connection therewith. Buyer shall reasonably cooperate with Seller (including by providing relevant data and other information), to allow Seller to comply with all of its regulatory obligations in connection with any such change at Seller’s sole cost and expense.

2.8.5 Costs of Manufacturing Changes. All costs and expenses (including FDA filings, write offs and other costs due to such changes associated with obsolete raw materials, work-in-process and finished product inventories, and all printed materials, including packaging and labeling materials) associated with any changes to the Specifications or other Manufacturing changes (including Required Manufacturing Changes and Discretionary Manufacturing Changes) shall be borne by Buyer, and Buyer shall promptly reimburse Seller upon invoice therefor, except for costs and expenses associated with any Discretionary Manufacturing Change initiated by Seller, in which case such costs and expenses shall be borne solely by Seller.

2.8.6 Changes from One Manufacturing Facility to Another. Notwithstanding anything to the contrary contained herein, Seller may change the Manufacturing facilities for the Supplied Product hereunder after giving Buyer at least [REDACTED] days’ prior written notice of such change. All costs and expenses associated with a change by Seller of its Manufacturing facilities for the Supplied Product shall be borne by Seller.

2.9 Materials. Seller shall obtain all Materials required for the Manufacture of the Product. Without limiting the generality of the foregoing, Seller shall be responsible for establishing order volumes for ordering and purchasing API from Dainippon under the Dainippon License Agreement.

2.10 Labeling. Seller shall continue to incorporate on the Product the Product Labeling in place as of the Effective Date. Within [REDACTED] days after the Effective Date, Buyer shall initiate the necessary changes to the Product Labeling to reflect Buyer’s ownership of the Product, in the Buyer Territory. With respect to the change described in the immediately preceding sentence, and any other change to the Product Labeling in the Buyer Territory that Buyer desires to initiate during the Term, Buyer shall provide to Seller master labeling specification documents, electronic graphic files and hard-copy proofs of labeling, and other printed materials reflecting such changes reasonably requested by Seller. Buyer shall reimburse Seller for all reasonable internal and external costs and expenses incurred by Seller in connection with implementing such changed Product Labeling (including for obsolete Supplied Product) and Buyer warrants that all such changed Product Labeling will comply in all respects with all applicable Laws and the Regulatory Approvals for the Product. Buyer shall provide Seller written notice promptly following Buyer’s sale of the last of the Seller Labeled Product.

2.11 Seller Subcontracting of Manufacture. During the Term, Seller shall be entitled, at any time, [REDACTED] and subject to the terms and conditions of the Dainippon License Agreement, to subcontract to a Third Party its obligations to Manufacture and supply the Supplied Product; provided, however, that no such subcontract shall relieve Seller of any of its obligations or liabilities under this Agreement except to the extent any such obligation or liability has been performed by the subcontractor in full conformity with this Agreement.

2.12 Technology Transfer.

2.12.1 Packaging Technology Transfer. Within [REDACTED] months prior to the termination or expiration of the Finished Product Term, Buyer shall have the right to provide notice to Seller requesting transfer to Buyer or its designated Third Party manufacturer (the “Technology Recipient”) of the Packaging Technology (the “Packaging Technology Transfer Notice”). Promptly following Buyer’s delivery of such Packaging Technology Transfer Notice, the Parties shall work together to agree to a plan for transitioning the Packaging Technology to the Technology Recipient, and each Party shall use commercially reasonable efforts to perform its obligations under such plan in accordance with the timelines set out therein. Such plan shall provide for the transfer by Seller to the Technology Recipient, at Buyer’s cost and expense, of all Packaging Technology, the amounts payable by Buyer to Seller in connection therewith (which, for clarity, shall cover Seller’s direct costs incurred in connection with such technology transfer) and the maximum number of hours Seller is required to devote to such technology transfer.

2.12.2 Manufacturing Technology Transfer. From and after the end of the [REDACTED] month following the Effective Date, promptly following the delivery of any notice pursuant to Section 9.1 or Section 9.2 terminating this Agreement or promptly following Buyer’s notice that it is exercising its right to procure replacement Product from a Third Party source pursuant to Section 2.4.1, Buyer shall have the right to provide notice to Seller requesting transfer to the Technology Recipient of the Manufacturing Technology (the “Manufacturing Technology Transfer Notice”). Promptly following Buyer’s delivery of such Manufacturing Technology Transfer Notice, the Parties shall work together to agree to a plan for transitioning the Manufacturing Technology (other than any Packaging Technology that has been transferred pursuant to Section 2.12.1) to the Technology Recipient, and each Party shall use commercially reasonable efforts to perform its obligations under such plan in accordance with the timelines set out therein. Such plan shall provide for the transfer by Seller to the Technology Recipient, at Buyer’s cost and expense, of all Manufacturing Technology (other than any Packaging Technology that has been transferred pursuant to Section 2.12.1), the amounts payable by Buyer to Seller in connection therewith (which, for clarity, shall cover Seller’s direct costs incurred in connection with such technology transfer) and the maximum number of hours Seller is required to devote to such technology transfer. Seller shall continue to supply Buyer with the Supplied Product until the technology transfer is completed. The Parties also acknowledge that upon Seller’s receipt of a Manufacturing Technology Transfer Notice, the upper and lower quantities set forth in the most recent Forecast provided by Buyer shall not be applicable, and the Parties shall discuss in good faith the implementation of a modified Forecast taking into account the transfer of the Manufacturing Technology to the Technology Recipient.

2.12.3 Limitations. In no event shall Seller be required to transfer the Packaging Technology or the Manufacturing Technology to more than one Technology Recipient. Buyer (or the Technology Recipient at Buyer’s direction) shall obtain and make available such information, personnel, products, materials, services, facilities and other resources, and take such other actions, as are reasonably necessary or useful to enable Seller to transfer the Packaging Technology or the Manufacturing Technology, as applicable, to the Technology Recipient, including those set forth in the applicable technology transfer plan to be agreed to by the Parties. Buyer acknowledges that the timely and successful transfer of the Packaging Technology or the Manufacturing Technology, as applicable, to the Technology Recipient depends on the provision of information, personnel, products, materials, services, facilities and other resources by or on behalf of Buyer or the taking of certain actions by or on behalf of Buyer.

2.13 Limited License. Buyer, on behalf of itself and its Affiliates, hereby grants to Seller and its Affiliates a non-exclusive, royalty-free, fully paid-up, non-transferable (except as provided in Section 11.2) license under the Buyer Intellectual Property and a right of reference and use under the Buyer Regulatory Approvals and Documentation, with the right, to grant further licenses and sublicenses or rights of reference and use, in each case, to the extent necessary for Seller and its Affiliates to perform their obligations hereunder.

2.14 Supply of 50mg Dosage Strength. Buyer acknowledges that as of the Effective Date, the 50mg dosage strength of the Product is not a Supplied Product. Buyer shall notify Seller in writing if Buyer desires for Seller to supply Buyer with the 50mg dosage strength of the Product under this Agreement. Promptly following Seller’s receipt of such notice, the Parties shall work together in good faith to agree upon a process and timeline for the testing, qualification and validation activities required for Seller to supply such dosage strength as a Supplied Product. Buyer shall be responsible for all costs and expenses incurred by Seller in connection with such activities.

ARTICLE 3

PRICING AND PAYMENT

3.1 Pricing.

3.1.1 Initial Price. The initial Product Purchase Price for Supplied Product supplied under this Agreement is set forth in Schedule 3.1. The Product Purchase Price is subject to adjustment as set forth in this Agreement.

3.1.2 Adjustments. On January 1, 2015 and each January 1 thereafter during the Term, the Product Purchase Price shall be subject to adjustment by Seller for inflation by a percentage less than or equal to the percentage increase in the PPl for the immediately preceding 12-month period. Additionally, the Product Purchase Price shall be subject to adjustment by Seller to pass through to Buyer any increases in Seller’s Manufacturing Costs; provided, that Seller shall provide Buyer with reasonable documentation supporting the need for any such increase in the Product Purchase Price to the extent that the new Product Purchase Price is [REDACTED] or more than the Product Purchase Price prior to such increase. Seller shall notify Buyer of any increase in the Product Purchase Price effected pursuant to this Section 3.1.2.

3.2 Payment.

3.2.1 Purchase Price.

(a) Product Using Inventory API. Prior to the use of the API ordered in the Initial API Order (provided, that Seller shall only use such API after exhausting all API held by Seller prior to the Effective Date), Seller shall invoice Buyer for the applicable Product Purchase Price for Supplied Product delivered pursuant to Section 2.6 promptly following delivery of such Supplied Product.

(b) Following Use of Initial API Order. Except as set forth in Section 3.2.1(a) above and, for clarity, including with respect to the Initial API Order, (i) Seller shall invoice Buyer for the then-applicable API Purchase Price for the API ordered by Seller from Dainippon (the amount of API ordered to be determined by mutual agreement of Buyer and Seller) promptly following Seller’s submission of an order for API to Dainippon, and (ii) Seller separately shall invoice Buyer for the then-applicable Product Purchase Price for all Supplied Product delivered pursuant to Section 2.6, less the amount of the API Purchase Price already paid by Buyer for such Supplied Product, promptly following the delivery of such Supplied Product.

3.2.2 Terms. All payments to Seller under this Agreement shall be (a) paid in full by Buyer without any deduction or set-off, within 30 days from the date of any invoice delivered pursuant to Section 3.2.1 and (b) made by deposit of Dollars in the requisite amount to such bank account as Seller may from time to time designate by notice to Buyer. Any undisputed amounts under this Agreement that are not paid on or before the applicable due date shall bear interest at the rate of the lesser of [REDACTED] on the latest date prior to the payment due date on which such rate is available, and the maximum rate allowed by Law, calculated on a daily basis on the actual number of days elapsed from the payment due date to the date of actual payment. If Buyer disputes any portion of an invoice provided by Seller hereunder, it shall promptly pay the undisputed portion as provided in clause (a) above and shall provide Seller with written notice of the disputed portion and its reasons therefor, and Buyer shall not then be obligated to pay such disputed portion unless and until it is determined in accordance with Section 11.4 that such amount is owed by Buyer. The Parties shall use good faith efforts to resolve any such disputes promptly.

3.2.3 Default. Subject to Buyer’s right to dispute invoices as contemplated in Section 3.2.2, with respect to payment defaults not cured within [REDACTED] days after receipt of written notice from Seller to Buyer, Seller shall, in its sole discretion, and without prejudice to any other of its accrued rights, be entitled to suspend the supply of the Supplied Product, which suspension shall not result in or constitute a breach of any of Seller’s obligations under this Agreement.

3.2.4 Taxes. To the extent not otherwise exempted as set forth herein, Buyer shall pay all Taxes arising under or in connection with this Agreement exclusive of Taxes based on Seller’s employees, benefits plans, income or net worth. Official receipts indicating proof of payment of any such taxes shall be secured and made available to Seller upon request as evidence of payment.

ARTICLE 4

QUALITY ASSURANCE, ACCESS AND REGULATORY MATTERS

4.1 Testing; Certificate of Analysis. Seller shall perform, or cause to be performed, the tests required to be performed by Seller pursuant to the applicable Specifications or the Quality Agreement on each lot of Supplied Product Manufactured pursuant to this Agreement before delivery thereof to Buyer, Seller shall deliver a certificate of analysis and other documents required under the Quality Agreement with respect to each lot of Supplied Product concurrently with delivery thereof that sets forth the items tested, Specifications and test results, and that contains the other types of information that shall have been approved by mutual agreement of the Parties.

4.2 Records. Seller shall maintain or shall cause to be maintained all Manufacturing records, all records of shipment and all validation data relating to the Supplied Product to the extent, and for the time periods, required by applicable Laws with respect to the Supplied Product, in each case, in accordance with its customary procedures. Buyer shall bear all costs and expenses associated with translating any such records into the English language to the extent such records customarily are maintained by Seller or its Affiliates in a language other than English. Seller shall reasonably cooperate with Buyer, including by making reasonably available relevant Seller personnel, in connection with any such translation; provided, however, that Seller shall not have any obligation to perform any such translation or any Liability in connection with any such translation (including for the accuracy thereof).

4.3 Regulatory Compliance.

4.3.1 Seller shall (a) advise Buyer promptly if an authorized agent of the FDA (or other Governmental Authority) visits its Manufacturing facilities where the Supplied Product is being Manufactured or quality tested, and (b) furnish to Buyer all material information supplied by the FDA (or other Governmental Authority) in connection with such visit, including any Form 483 observations and responses and any establishment inspection reports within [REDACTED] days after its receipt of such information, in each case ((a) and (b)), to the extent that Seller determines after consultation with Buyer that the Supplied Product in the Buyer Territory would be affected by such information. [REDACTED]

4.3.2 From and after the Effective Date, Buyer shall receive, hold, store, ship and distribute the Supplied Product in accordance with (a) current cGMP, (b) all applicable Regulatory Approvals, (c) all applicable analytical methods and procedures, material specifications, master batch records and stability protocols, and, (d) all Law applicable to the receipt, holding, storage, shipment, and sale of the Product.

4.4 Access to Facilities. No more than once during any Contract Year (unless any such inspection reveals a material compliance issue, in which event Buyer shall have the right to conduct additional inspections to verify that such issue has been remediated), upon the reasonable prior written request of Buyer, Buyer shall have the right to inspect those portions of the facilities of Seller where the Supplied Product is being Manufactured, during regular business hours, to ascertain compliance with applicable Laws and the Specifications, subject to the reasonable rules and regulations of Seller, including any confidentiality restrictions.

4.5 Quality Agreement. Each Party shall perform its obligations under the Quality Agreement. To the extent any provision of the Quality Agreement conflicts with any provision of this Agreement with respect to any matter regarding the quality of the Supplied Product, the provisions of the Quality Agreement shall govern. Otherwise, the provisions of this Agreement shall govern.

ARTICLE 5

PRODUCT RECALLS

5.1 Product Recalls.

5.1.1 Subject to Section 5.1.2, any recalls or market withdrawals of the Product in the Buyer Territory shall be implemented by or under the direction of Buyer (provided, that Buyer shall inform Seller and, to the extent possible, consult with Seller prior to initiating any recall or market withdrawal of the Product in the Buyer Territory) and Seller shall cooperate with Buyer as reasonably requested in effecting any such recall or market withdrawal of the Product in the Buyer Territory. Buyer shall be responsible for all costs of each recall or market withdrawal, including costs incurred by Seller [REDACTED]

5.1.2 Buyer shall not unreasonably object to a recall or market withdrawal requested in writing by Seller relating to Supplied Product or Seller Labeled Product. In the event Buyer elects not to initiate a recall or market withdrawal of the Product as requested by Seller under this Section 5.1.2, any costs and expenses related to Buyer’s failure to perform such recall or market withdrawal shall be borne by Buyer and Buyer shall indemnify Seller and the Seller Indemnitees in accordance with Section 8.1 for any Losses with respect thereto incurred by Seller or any Seller Indemnitee to the extent such Losses result from Buyer’s failure to perform such recall or market withdrawal. Seller shall reimburse Buyer for the reasonable and documented direct expenses and costs of conducting recalls relating to Product sold by or on behalf of Seller prior to the Closing, including the reasonable costs of notifying customers, the reasonable costs associated with shipment of such recalled Product and the reasonable price paid to reimburse customers for such Product. Buyer shall promptly notify Seller in the event that a recall of Product sold by Seller may be necessary. Seller shall fully reimburse Buyer the Product Purchase Price for each unit of recalled or withdrawn Supplied Product or Seller Labeled Product, in each case, resulting or related to a recall or market withdrawal requested by Seller.

5.2 Disputes. If there is any dispute concerning which Party’s acts or omissions gave rise to any recall or market withdrawal of the Product, such dispute shall be referred for decision to an independent expert, acting as an expert and not as an arbitrator, to be appointed by agreement between Buyer and Seller. The decision of such independent expert shall be in writing and, except for manifest error on the face of the decision, shall be binding on both Buyer and Seller. The costs of such independent expert shall be borne by the Party who is found to be responsible for the recall or market withdrawal by the independent expert. After such determination, costs shall be paid by the responsible Party in accordance with Section 5.1.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

6.1 Warranties of Seller.

6.1.1 Supplied Product Warranty. Seller hereby warrants to Buyer that all Supplied Product delivered pursuant to the terms hereof by Seller (or any subcontractor thereof) to Buyer during the Term will, at the time of such delivery: (a) have been Manufactured in compliance with cGMP and, subject to Section 2.8, the Specifications and (b) not be adulterated or misbranded within the meaning of the Act; provided, in each case ((a) and (b)), that Buyer has complied [REDACTED] with its warranties under Section 2.10 and Section 6.2(a).

6.1.2 Exclusion of Other Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, SELLER MAKES NO WARRANTY IN RESPECT OF THE SUPPLIED PRODUCT SUPPLIED HEREUNDER, WHETHER EXPRESS OR IMPLIED BY STATUTE, CUSTOM OF THE TRADE OR OTHERWISE, INCLUDING ANY WARRANTY RELATING TO THE DESCRIPTION OR QUALITY OF THE PRODUCT, ITS MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE UNDER ANY CONDITIONS, AND ANY SUCH WARRANTY IS HEREBY EXCLUDED.

6.2 Warranties of Buyer. Buyer hereby warrants to Seller that: (a) any changes to the Specifications for the Supplied Product requested by Buyer will comply with the Regulatory Approvals for such Supplied Product and all applicable Laws; (b) Buyer shall at all times handle, take control of, warehouse, store, market, sell, import, export, distribute and otherwise dispose of the Supplied Product in compliance with all applicable Laws, including cGMP, Regulatory Approvals and Specifications; (c) Buyer has, or will obtain, all applicable licenses, registrations and permits necessary to handle, take control of, warehouse, store, market, sell, import, export, distribute and otherwise dispose of the Supplied Product in the Buyer

Territory; (d) Buyer will make any filings with respect to the Supplied Product that are required to be made by it by any Governmental Authority; and (e) Buyer will not sell or distribute the Supplied Product in the Buyer Territory prior to receiving all necessary Regulatory Approvals.

ARTICLE 7

CONFIDENTIALITY

7.1 Confidentiality Obligations. The rights and obligations of the Parties with respect to Confidential Information disclosed hereunder (which shall constitute Non-Exclusive Information) shall be governed by the terms of Section 5.4 of the Asset Purchase Agreement; provided, that the term of the Parties’ respective confidentiality and non-use obligations shall continue for [REDACTED] years following the expiration or termination of this Agreement.

ARTICLE 8

LIMITATION OF LIABILITY, INDEMNIFICATION AND INSURANCE

8.1 Indemnification of Seller. Subject to this Article 8, Buyer shall indemnify, defend and hold harmless Seller, its Affiliates and its and their respective directors, officers, employees, and agents (the “Seller Indemnitees”), from and against, and compensate and reimburse the Seller Indemnitees for, any and all Losses incurred by any Seller Indemnitee in connection with any and all suits, investigations, claims or demands of Third Parties (collectively, “Third Party Claims”) arising from or occurring as a result of: (a) any breach by Buyer or its Affiliates of this Agreement or the Quality Agreement or the gross negligence or willful misconduct of Buyer or its Affiliates in the performance of its obligations hereunder or under the Quality Agreement, (b) the Exploitation of the Supplied Product in the Buyer Territory, (c) Buyer’s failure to perform a recall or market withdrawal of the Supplied Product requested by Seller under Section 5.1.2 or (d) any Third Party Claim alleging that the Manufacture or supply of the Supplied Product in accordance with the terms of this Agreement infringes, misappropriates or otherwise violates the Intellectual Property Rights of such Third Party [REDACTED], in each case ((a) through (d)), except to the extent of those Losses for which Seller has an obligation to indemnify Buyer or any Buyer Indemnitee pursuant to Section 8.2, as to which Losses each Party shall indemnify the other Party and the Seller Indemnitees or the Buyer Indemnitees, as applicable, to the extent of their respective liability for such Losses.

8.2 Indemnification of Buyer. Subject to Section 6.1.2 and this Article 8, Seller shall indemnify, defend and hold harmless Buyer, its Affiliates and its and their respective directors, officers, employees and agents (the “Buyer Indemnitees”), from and against, and compensate and reimburse the Buyer Indemnitees for, any and all Losses incurred by any Buyer Indemnitee in connection with any and all Third Party Claims arising from or occurring as a result of: (a) any breach by Seller or its Affiliates of this Agreement or the Quality Agreement or the gross negligence or willful misconduct of Seller or its Affiliates in the performance of its obligations hereunder or under the Quality Agreement; (b) [REDACTED]

[REDACTED] or (c) the cost of any API that is unusable for Finished Product as a result of Seller’s or its Affiliates’ gross negligence or willful misconduct, and in all cases ((a) through (c)) except to the extent of those Losses for which Buyer has an obligation to indemnify Seller or any Seller Indemnitee pursuant to Section 8.1, as to which Losses each Party shall indemnify the other Party and the Seller Indemnitees or the Buyer Indemnitees, as applicable, to the extent of its liability for such Losses.

8.3 Indemnification Procedures. All indemnification claims in respect of Buyer or any Buyer Indemnitee shall be made solely by Buyer and all indemnification claims in respect of Seller or any Seller Indemnitee shall be made solely by Seller and, in each case, shall be governed by Section 7.2 of the Asset Purchase Agreement.

8.4 Limitation on Damages and Liability.

8.4.1 [REDACTED]

8.4.2 [REDACTED]

8.5 Insurance. During the Term and for a period of not less than [REDACTED] years after its termination or expiration, each Party shall obtain or maintain, respectively, at its sole cost and expense, liability insurance not less than [REDACTED] per occurrence and [REDACTED] in the aggregate. Such liability insurance shall insure against any liability arising out of (a) with respect to Seller, Seller’s actions under this Agreement, including personal injury arising out of the Manufacture of the Supplied Product and (b) with respect to Buyer, Buyer’s actions with respect to the Supplied Product, including personal injury arising out of the packaging, labeling, sale, distribution or marketing of Supplied Product. Each Party shall provide the other Party with written proof of the existence of such insurance (including copies of any relevant policies) upon reasonable request. Notwithstanding the foregoing, Seller may elect to self-insure all or part of the limits described above (including deductibles or retentions). For clarity, the foregoing insurance requirements shall not in any way limit a Party’s liability with respect to its indemnification or other obligations under this Agreement.

ARTICLE 9

TERM AND TERMINATION

9.1 Term. Unless earlier terminated in accordance with Section 9.2, the term of this Agreement shall commence on the Effective Date and shall expire on the [REDACTED] anniversary of the Execution Date and shall automatically renew for successive [REDACTED] year periods (the “Term”).

9.2 Early Termination. This Agreement may be terminated prior to the expiration of the Term as follows:

9.2.1 Mutual Agreement. This Agreement may be terminated upon the mutual written agreement of Buyer and Seller at any time.

9.2.2 Termination for Material Breach. In the event that either Party (the “Breaching Party”) breaches any of its material obligations under this Agreement, the other Party (the “Complaining Party”) may terminate this Agreement upon [REDACTED] days’ prior written notice (such [REDACTED] day period, the “Notice Period”) to the Breaching Party, specifying the breach and its claim of right to terminate; provided, that the termination of this Agreement shall not become effective at the end of the Notice Period if (a) the Breaching Party cures such breach during the Notice Period or (b) such breach cannot be cured during the Notice Period and the Breaching Party commences and diligently pursues actions to cure such breach within the Notice Period, in which case the Breaching Party shall have an additional [REDACTED] day period to cure such breach before such termination becomes effective.

9.2.3 Termination for Insolvency. Either Party may terminate this Agreement immediately upon written notice to the other Party if the other Party: (a) Files in any court or with any other Governmental Authority, pursuant to any statute or regulation of any state or country, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of that Party or of its assets; (b) proposes a written agreement of composition or extension of its debts; (c) is served with an involuntary petition against it, filed in any insolvency proceeding, and such petition is not dismissed within 60 days after the filing thereof; (d) consents to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of such Party or for any substantial part of its property or makes any assignment for the benefit of creditors; (e) admits in writing its inability to pay its debts generally as they become due; or (f) has issued or levied against its property any judgment, writ, warrant of attachment or execution or similar process that represents a substantial portion of its property

9.2.4 Termination Following Withdrawal. Either Party may terminate this Agreement upon [REDACTED] days’ prior written notice to the other Party, in the event that Governmental Authorities cause the withdrawal of the Product from every jurisdiction in the Buyer Territory.

9.2.5 Termination for Force Majeure. Either Party may terminate this Agreement to the extent permitted pursuant to Section 11.1.

9.2.6 Termination for Convenience. Either Party may terminate this Agreement at any time during the Term upon at least [REDACTED] months’ prior written notice to the other Party.

9.3 Consequences of Termination.

9.3.1 Upon the expiration or earlier termination of this Agreement, (a) all unfilled Purchase Orders shall be cancelled and (b) Buyer promptly shall pay to Seller (i) all amounts outstanding and remaining to be paid for Supplied Product delivered prior to the expiration or termination; (ii) the costs of Seller’s then existing inventory of Materials, including API (as to which the API Purchase Price shall apply), that cannot otherwise be used in the business of Seller or its Affiliates without additional cost; and (iii) the applicable Product Purchase Price for all work in process and Supplied Product Manufactured, but not then delivered, by Seller in accordance with Buyer’s then current Forecast; provided, that Buyer’s liability to reimburse for Materials, work in process and Supplied Product under this Section 9.3.1 shall be limited to levels of Materials, work in process and Supplied Product that were procured by Seller in reliance on Buyer’s then current Forecast, including any Forecast revised pursuant to Section 2.12.2. In addition, Seller shall assign to Buyer, and Buyer shall assume, all of Seller’s non-cancellable contracts and orders with suppliers of Materials that cannot otherwise be used in the business of Seller or its Affiliates.

9.3.2 Unless this Agreement is terminated by Seller pursuant to Section 9.2.2 or Section 9.2.3 or by either Party pursuant to Section 9.2.4, the license granted by Seller to Buyer pursuant to Section 10.1 shall survive such termination until the earlier of [REDACTED] For clarity, in no event shall Buyer sell any of the Supplied Product purchased under this Agreement after the termination of the license granted in Section 10.1.

9.4 Accrued Rights; Surviving Obligations.

9.4.1 Accrued Rights. Termination or expiration of this Agreement for any reason shall be without prejudice to any rights that shall have accrued to the benefit of a Party prior to such termination or expiration. Such termination or expiration shall not relieve a

Party from obligations that are expressly indicated to survive the termination or expiration of this Agreement.

9.4.2 Survival. Without limiting the foregoing, Sections 2.12, 3.2, 4.2, 6.1.2, 9.3, 9.4 and 10.1 (if and only to the extent provided in Section 9.3.2) and Article 5, 7, 8 and 11 of this Agreement shall survive the termination or expiration of this Agreement for any reason.

ARTICLE 10

CORPORATE NAMES

10.1 Grants. Subject to the terms and conditions of the Asset Purchase Agreement and the other Ancillary Agreements, each of Seller and Buyer (on behalf of itself and its Affiliates) hereby grants to the other Party and its Affiliates, subject to Section 10.2, Section 10.3, Section 10.4 and Section 10.5, a non-exclusive, royalty-free, non-transferable (except as provided in Section 11.2) license to use the Seller Corporate Names in the Buyer Territory and to use the Buyer Corporate Names in the Seller Territory, as applicable, solely as required to comply with Section 10.2 and for no other purpose.

10.2 Markings. To the extent required by applicable Law in a country in the Buyer Territory or the Seller Territory, the Product Labeling, Product packaging, Product inserts and advertising, marketing, promotional or other materials for the Product used by Buyer or Seller, respectively (and by Buyer’s or Seller’s respective Affiliates, licensees, Sublicensees or distributors) in connection with the Supplied Product in such country shall contain the logo or corporate name of the manufacturer (collectively, the “Markings”). During any period in which the Product is Manufactured by or on behalf of Seller pursuant to this Agreement, the manner in which the Markings are to be presented on the Product Labeling, Product packaging, Product inserts and advertising, marketing, promotional or other materials for the Product shall be subject to (a) prior review and approval by Seller (which approval shall not be unreasonably withheld, conditioned or delayed) and (b) Section 10.3, Section 10.4 and Section 10.5.

10.3 Use of the Corporate Names.

10.3.1 With respect to the Seller Corporate Names licensed to Buyer and the Buyer Corporate Names licensed to Seller under Section 10.1, Buyer and Seller, as applicable, shall, and shall cause its Affiliates, licensees, Sublicensees and distributors to, (a) comply with all trademark usage guidelines, quality standards, business practices, methodology, policies and procedures, and technical and operational specifications as may be reasonably specified from time to time by Buyer or Seller, as applicable, or as may be imposed by applicable Law with respect to the nature and quality of the Product and manner of use of the Buyer Corporate Names or Seller Corporate Names and (b) promptly make any changes to all Product Labeling, Product packaging, Product inserts and advertising, marketing, promotional or other materials bearing any of the Buyer Corporate Names or Seller Corporate Names as Buyer or Seller, respectively, may reasonably request to achieve compliance with the foregoing.

10.3.2 Each of Buyer and Seller shall, and shall cause its respective Affiliates, licensees, Sublicensees and distributors to, at the other Party’s request, furnish to such other Party representative samples of all goods and all Product Labeling, Product packaging,

Product inserts and advertising, marketing, promotional or other materials bearing any of the Buyer or Seller Corporate Names for quality control purposes, including web pages, brochures and stationery.

10.3.3 Neither Buyer nor Seller shall, and each shall cause its respective Affiliates not to, and shall use commercially reasonable efforts to cause its licensees, Sublicensees and distributors not to, (a) directly or indirectly, at any time challenge the other Party’s rights, title or interest in and to the Buyer Corporate Names or Seller Corporate Names, as applicable, or in any registration or registration application therefor in any jurisdiction, (b) do or cause to be done or omit to do anything, the doing, causing or omitting of which would contest or in any way impair or tend to impair the rights of the other Party in and to the Buyer Corporate Names or Seller Corporate Names, as applicable, or in any registrations or registration applications therefor in any jurisdiction, (c) represent to any Third Party that it has, in any jurisdiction, any ownership rights in or to the Buyer Corporate Names or Seller Corporate Names, as applicable, or any other rights in the Buyer Corporate Names or Seller Corporate Names other than the specific rights conferred by this Agreement, or (d) register or attempt to register the Buyer Corporate Names or Seller Corporate Names, as applicable, or any confusingly similar Trademark (including any translation or transliteration of any of the Buyer Corporate Names or Seller Corporate Names or any colorable imitation thereof) as a Trademark with any Governmental Authority in its own name or in the name of any Third Party in any jurisdiction.

10.3.4 Neither Buyer nor Seller shall, and each shall cause its respective Affiliates not to, and shall use commercially reasonable efforts to cause its licensees, Sublicensees and distributors not to, do any act that reflects negatively on the other Party or that endangers, destroys or adversely affects, in any material respect, the Buyer Corporate Names or Seller Corporate Names, as applicable, or the value of the goodwill associated with the Buyer Corporate Names or Seller Corporate Names, as applicable.

10.3.5 Each of Buyer and Seller shall execute any documents required in the reasonable opinion of the other Party for such first Party to be entered as a “registered user” or recorded licensee of the Buyer Corporate Names or Seller Corporate Names, as applicable, or to be removed as registered user or licensee thereof.

10.3.6 Each of Buyer and Seller hereby acknowledges and agrees that (a) as between the Parties, (i) Seller has exclusive right, title and interest in and to the Seller Corporate Names and to any registration or registration application therefor and (ii) Buyer has exclusive right, title and interest in and to the Buyer Corporate Names and to any registration or registration application therefor, in each case ((i) and (ii)) together with all goodwill associated therewith, on a worldwide basis, (b) nothing herein shall be construed to accord it any rights in the Buyer Corporate Names or Seller Corporate Names, as applicable, except for the limited license right expressly conferred by this Agreement, (c) no ownership rights are vested or created in the Buyer Corporate Names or Seller Corporate Names, as applicable, anywhere in the world by the licenses and other rights granted in Section 10.1, (d) all use of the Seller Corporate Names by Buyer, its Affiliates, licensees, Sublicensees, and distributors and all goodwill generated in connection therewith, shall inure solely for and to the benefit of Seller and its Affiliates, and (e) all use of the Buyer Corporate Names by Seller, its Affiliates, licensees, Sublicensees, and distributors and all goodwill generated in connection therewith, shall inure solely for and to the benefit of Buyer and its Affiliates.

10.4 Approval Procedures. Buyer shall submit to Seller for review and prior approval any new Product Label, Product packaging, Product insert and advertising, marketing, promotional or other materials or any revisions to any existing Product Label, Product packaging, Product insert and advertising, marketing, promotional or other materials, in any case, bearing a Seller Corporate Name that Buyer wishes to use on or in connection with the Exploitation of the Product in the Buyer Territory. Seiler shall use commercially reasonable efforts to review and to respond to each such submission as soon as is reasonably practicable and to notify Buyer in writing no later than [REDACTED] Business Days of Seller’s receipt of each such request for approval, whether Seller is approving or withholding its approval of such proposed new, or revisions to existing, Product Label, Product packaging, advertising, marketing, promotional or other materials bearing a Seller Corporate Name. If Seller fails to respond to a request for approval within such [REDACTED] Business Day period, the proposed new, or revisions to existing, Product Label, Product packaging, advertising, marketing, promotional or other materials bearing a Seller Corporate Name shall be deemed approved by Seller.

10.5 Registration, Enforcement and Defense of Seller Corporate Names. Seller shall have sole responsibility over the registration, enforcement and defense of the Seller Corporate Names worldwide. If (a) in the reasonable opinion of Seller after consultation with legal counsel, there exists a Trademark right of a Third Party in the Buyer Territory such that Buyer cannot use one or more of the Seller Corporate Names on or in connection with the Exploitation of the Product in the Buyer Territory without infringing such Third Party’s Trademark right or (b) as a result of any claim made against Buyer or any of its Affiliates, licensees, Sublicensees or distributors alleging that the use of such Seller Corporate Names by Buyer or any of its Affiliates, licensees, Sublicensees or distributors infringes, misappropriates or otherwise violates any Trademark right of a Third Party in the Buyer Territory, a judgment is entered by a court of competent jurisdiction from which no appeal is taken within the time permitted for appeal or from which no further appeal is available, such that Buyer or its Affiliate, licensee, Sublicensee or distributor cannot use one or more of the Seller Corporate Names in the Buyer Territory without infringing the Trademark right of such Third Party, then in either case ((a) or (b)), Seller shall have the right to immediately terminate Buyer’s license right to use such Seller Corporate Name in the Buyer Territory and Buyer and its Affiliates, licensees, Sublicensees and distributors shall immediately cease all use of such Seller Corporate Name in the Buyer Territory.

10.6 Registration, Enforcement and Defense of Buyer Corporate Names. Buyer shall have sole responsibility over the registration, enforcement and defense of the Buyer Corporate Names worldwide. If (a) in the reasonable opinion of Buyer after consultation with legal counsel, there exists a Trademark right of a Third Party in any country within the Seller Territory such that Seller cannot use one or more of the Buyer Corporate Names on or in connection with the Exploitation of the Product in such country without infringing such Third Party’s Trademark right or (b) as a result of any claim made against Seller or any of its Affiliates, licensees, Sublicensees or distributors alleging that the use of such Buyer Corporate Names by Seller or any of its Affiliates, licensees, Sublicensees or distributors infringes, misappropriates or otherwise violates any Trademark right of a Third Party in any country in the

Seller Territory, a judgment is entered by a court of competent jurisdiction from which no appeal is taken within the time permitted for appeal or from which no further appeal is available, such that Seller or its Affiliate, licensee, Sublicensee or distributor cannot use one or more of the Buyer Corporate Names in such country without infringing the Trademark right of such Third Party, then in either case ((a) or (b)), Buyer shall have the right to immediately terminate Seller’s license right to use such Buyer Corporate Name in that country and Seller and its Affiliates, licensees, Sublicensees and distributors shall immediately cease all use of such Buyer Corporate Name in such country within the Seller Territory.

10.7 No Implied Rights. Except as expressly provided in this Article 10, neither Buyer nor Seller shall have any right to register, maintain, prosecute, enforce, defend or use in any social media any of the Seller Corporate Names or Buyer Corporate Names, respectively.

ARTICLE 11

MISCELLANEOUS

11.1 Force Majeure. Neither Party shall be held liable or responsible to the other Party or be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement (other than an obligation to make payments) when such failure or delay is caused by or results from events beyond the reasonable control of the non-performing Party, including fires, floods, earthquakes, hurricanes, embargoes, epidemics or pandemics, quarantines, war, acts of war (whether war be declared or not), terrorist acts, insurrections, riots, civil commotion, strikes, lockouts or other labor disturbances (whether involving the workforce of the non-performing Party or of any other Person), acts of God or acts, omissions or delays in acting by any Governmental Authority. The non-performing Party shall notify the other Party of such force majeure within [REDACTED] days after such occurrence by giving written notice to the other Party stating the nature of the event, its anticipated duration, and any action being taken to avoid or minimize its effect The suspension of performance shall be of no greater scope and no longer duration than is necessary and the non-performing Party shall use commercially reasonable efforts to remedy its inability to perform. Should the force majeure event last in excess of six consecutive months, the non-performing Party shall be entitled to terminate this Agreement.

11.2 Assignment. Subject to Section 2.11, neither this Agreement nor either Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by either Party without the prior written consent of the other Party shall be void and of no effect; provided, however, that either Party may assign or delegate any or all of its rights or obligations hereunder to an Affiliate without the prior written consent of the other Party; provided further, that such assigning Party shall remain liable to fulfill its obligations hereunder from and after such assignment. [REDACTED] Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

11.3 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of either Party under this Agreement will not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and reasonably acceptable to the Parties.

11.4 Dispute Resolution. Except for disputes arising under Section 2.7.2 or Section 5.2, if a dispute arises between the Parties in connection with or relating to this Agreement or any document or instrument delivered in connection herewith (a “Dispute”), it shall be resolved pursuant to this Section 11.4.

11.4.1 General. Either Party shall have the right to refer any Dispute to the President and Chief Executive Officer of Seller and the President and Chief Executive Officer of Buyer who shall confer on the resolution of the issue. Any final decision mutually agreed to by such officers shall be conclusive and binding on the Parties. If such officers are not able to agree on the resolution of any such issue within 15 Business Days after such Dispute is first referred to them, either Party may, by written notice to the other Party, elect to initiate litigation in accordance with Section 11.5 for purposes of having the matter settled.

11.4.2 Interim Relief and Tolling. Notwithstanding anything herein to the contrary, (a) any relevant time period related to a matter that is the subject of a Dispute shall be tolled during any dispute resolution proceeding under this Section 11.4 and (b) nothing in this Section 11.4 shall preclude either Party from seeking interim or provisional relief, including a temporary restraining order, preliminary injunction or other interim equitable relief concerning a Dispute, if necessary to protect the interests of such Party. This Section 11.4.2 shall be specifically enforceable.

11.5 Governing Law, Jurisdiction, Venue and Service.

11.5.1 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive Law of another jurisdiction. The Parties agree to exclude the application to this Agreement of the United Nations Convention on Contracts for the International Sale of Goods.

11.5.2 Jurisdiction. Subject to Section 11.9, the Parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the courts of the State of Delaware and the United States District Court for the District of Delaware for any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement, and agree not to commence any action, suit or proceeding (other than appeals therefrom) related thereto except in such courts. The Parties irrevocably and unconditionally waive their right to a jury trial.

11.5.3 Venue. The Parties further hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement in the courts of the State of Delaware or in the United States District Court for the District of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

11.5.4 Service. Each Party further agrees that service of any process, summons, notice or document by registered mail to its address set forth in Section 11.6.2 shall be effective service of process for any action, suit or proceeding brought against it under this Agreement in any such court.

11.6 Notices.

11.6.1 Notice Requirements. Except as otherwise provided in Section 2.3.1, any notice, request, demand, waiver, consent, approval or other communication permitted or required under this Agreement (each, a “Notice”) shall be in writing, shall refer specifically to this Agreement and shall be deemed given only if delivered by hand or sent by facsimile transmission or email of a PDF attachment (with such transmission confirmed) or by overnight registered mail, courier or express delivery service that maintains records of delivery, addressed to the Parties at their respective addresses specified in Section 11.6.2 or to such other address as the Party to whom notice is to be given may have provided to the other Party at least 10 days prior to such address taking effect in accordance with this Section 11.6. Such Notice shall be deemed to have been received: (a) as of the date delivered by hand or by overnight registered mail, courier or express delivery service; or (b) on the day sent by facsimile or email provided that the sender has received confirmation of transmission (by facsimile or email receipt confirmation or confirmation by telephone (with respect to facsimile only) or email) prior to 6:00 p.m. Eastern Time on such day (and if confirmation is received after 6:00 p.m. Eastern Time, such Notice shall be deemed to have been delivered on the following Business Day). Any Notice delivered by facsimile or email shall be confirmed by a hard copy delivered promptly thereafter.

11.6.2 Address for Notice.

If to Seller, to:

Eisai Inc.
100 Tice Blvd.
Woodcliff Lake, New Jersey 07677
Facsimile: [REDACTED]
Email: [REDACTED]
Attention: General Counsel

with a copy (which shall not constitute notice) to:

Covington & Burling LLP
1201 Pennsylvania Avenue, N.W.

Washington, DC 20004
Facsimile: (202) 778-5168
Email: mriella@cov.com
Attention: Michael Riella

If to Buyer, to:

Concordia Pharmaceuticals Inc.
Chancery House, High Street
Bridgetown, St. Michael, BB11128, BARBADOS
Attention: Managing Director
Facsimile: [REDACTED]
Email: [REDACTED]

with a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP
TD Canada Trust Tower
Brookfield Place 161 Bay Street
Suite 4310
Toronto M5J 2S1
Canada
Facsimile: (416) 367-7370
Email: raymer.richard@dorsey.com
Attention: Richard Raymer

11.7 Amendment. No amendment, modification, release or discharge shall be binding upon the Parties unless in writing and duly executed by authorized representatives of both Buyer and Seller; provided, that Seller shall be entitled to update Schedule 3.1 to reflect the Bulk Product Purchase Price in accordance with the definition of such term.

11.8 English Language. This Agreement shall be written and executed in, and all other communications under or in connection with this Agreement shall be in, the English language. Any translation into any other language shall not be an official version thereof, and in the event of any conflict in interpretation between the English version and such translation, the English version shall control.

11.9 Equitable Relief. The Parties agree that irreparable damage would occur in the event that any of the provisions of Article 7 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of Article 7 and to enforce specifically the terms and provisions of Article 7 in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each Party hereby waives (a) any requirement that the other Party post a bond or other security as a condition for obtaining any such relief, and (b) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate. Nothing in this Section 11.9 is intended, or should be construed, to limit either Party’s right to equitable relief or any other remedy for a breach of any other provision of this Agreement.

11.10 Waiver and Non-Exclusion of Remedies. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. The waiver by either Party hereto of any right hereunder or of the failure to perform or of a breach by the other Party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other Party whether of a similar nature or otherwise. The rights and remedies provided for herein are cumulative and do not exclude any other right or remedy provided by applicable Law or otherwise available except as expressly set forth herein.

11.11 No Benefit to Third Parties. The covenants and agreements set forth in this Agreement are for the sole benefit of the Parties and their successors and permitted assigns, and, except for the rights of Buyer Indemnitees and Seller Indemnitees under Article 8, they shall not be construed as conferring any rights on any other Persons.

11.12 Expenses. Except as otherwise specified herein or in the Asset Purchase Agreement or in any other Ancillary Agreement, each Party shall bear any costs and expenses with respect to the transactions contemplated herein incurred by it.

11.13 Further Assurance. Each Party shall duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things, including the filing of such assignments, agreements, documents and instruments, as may be necessary or as the other Party may reasonably request in connection with this Agreement or to carry out more effectively the provisions and purposes hereof, or to better assure and confirm unto such other Party its rights and remedies under this Agreement.

11.14 Relationship of the Parties. It is expressly agreed that Seller, on the one hand, and Buyer, on the other hand, shall be independent contractors and that the relationship between the two Parties shall not constitute a partnership, joint venture or agency. Neither Seller, on the one hand, nor Buyer, on the other hand, shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other, without the prior written consent of the other Party to do so. All persons employed by a Party shall be employees of such Party and not of the other Party and all costs and obligations incurred by reason of any such employment shall be for the account and expense of such Party.

11.15 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic transmission shall be effective as delivery of a manually executed original counterpart of this Agreement.

11.16 Entire Agreement. This Agreement, together with the Schedules expressly contemplated hereby and attached hereto, the Asset Purchase Agreement, the Ancillary

Agreements, and the other agreements, certificates and documents expressly contemplated thereby and delivered in connection therewith contain the entire agreement among the Parties with respect to the transactions contemplated hereby and thereby and supersede all prior agreements, understandings, promises and representations, whether written or oral, among the Parties with respect to the subject matter hereof and thereof. In the event of any inconsistency between any such Schedules and this Agreement, the terms of this Agreement shall govern.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

EISAI INC.

By:	[REDACTED]

	Name:	[REDACTED]
	Title:	[REDACTED]

CONCORDIA PHARMACEUTICALS INC.

By:

Name:
Title:

[SIGNATURE PAGE TO SUPPLY AGREEMENT]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

EISAI INC.

By:

Name:
Title:

CONCORDIA PHARMACEUTICALS INC.

By:	[REDACTED]

	Name:	[REDACTED]
	Title:	[REDACTED]

[SIGNATURE PAGE TO SUPPLY AGREEMENT]

Schedule 1.1.9

Buyer Corporate Names

[REDACTED]

Schedule 1.1.287

Minimum Batch Quantities

	[REDACTED] (25mg)	[REDACTED] (100mg)
Bulk Product:	[REDACTED]	[REDACTED]
[REDACTED]
Finished Product:	[REDACTED]	[REDACTED]
[REDACTED]

Schedule 1.1.410

Seller Corporate Names

[REDACTED]

Schedule 1.1.432

Specifications

[REDACTED]

Schedule 3.1

Purchase Price

Product Purchase Price:

	[REDACTED] (25mg)	[REDACTED] (100mg)
Finished Product price per bottle:	[REDACTED]	[REDACTED]